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                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C.  20549

                       Amendment No. 4 to Schedule 13E-3
                       Rule 13e-3 Transaction Statement
         (Under Section 13(e) of the Securities Exchange Act of 1934)



                          BFX HOSPITALITY GROUP, INC.
                   (now known as BFX Hospitality Group, LLC)
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                             (Name of the Issuer)

                          BFX HOSPITALITY GROUP, INC.
                           HOSPITALITY CONCEPTS, LLC
                               ROBERT H. MCLEAN
                             WALTER D. ROGERS, JR.
                                HAMPTON HODGES
                                 ROBERT KORMAN
                                FRANK J. MILAN
                                 TERRY KEARNEY
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                     (Name of Person(s) Filing Statement)

                         Common Stock, $.05 par value
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                        (Title of Class of Securities)

                                   119885200
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                     (CUSIP Number of Class of Securities)

                              Robert H. McLean
                         226 Bailey Avenue, Suite 101
                           Fort Worth, Texas  76107
                                (817) 332-4761
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      (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of Person(s) Filing  Statement)

This statement is filed in connection with (check the appropriate box):

a. [ X ] The filing of solicitation materials or an information statement subject to Regulation 14A,
         Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [   ] The filing of a registration statement under the Securities Act of
         1933.
c. [   ] A tender offer.
d. [   ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           Calculation of Filing Fee
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           Transaction valuation*              Amount of filing fee
      ------------------------------------------------------------------
                $9,984,199                            $1,997
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*    The filing fee is calculated based on $2.25 per share of common stock, with
      4,400,866 shares of common stock outstanding, and the difference of $2.25 and the exercise price of each outstanding option.
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[X]  Check the box if any part of the fee is offset as provided by Rule 0-
     11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



     Amount Previously Paid:       $1,997
     Form or Registration No.:     Schedule 14A
     Filing Party:                 BFX Hospitality Group, Inc.
     Date Filed:                   August 17, 2000
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                                 INTRODUCTION


This Amendment No. 4 ("Final Amendment") amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed on August 17, 2000 by BFX Hospitality Group, Inc., a Delaware corporation (the "Company"), Hospitality Concepts, LLC, a Delaware limited liability company ("Hospitality"), Robert H. McLean, Walter D. Rogers, Jr., Hampton Hodges, Robert Korman, Frank J. Milan and Terry Kearney, as amended and supplemented by Amendment No. 1 thereto filed on September 22, 2000, Amendment No. 2 thereto filed on October 11, 2000 and Amendment No. 3 thereto filed on November 8, 2000 (as amended and restated, the "Transaction Statement"). The Transaction Statement was filed in connection with the proposed merger (the "Merger") of American Hospitality, LLC, a Delaware limited liability company and a wholly owned subsidiary of Hospitality ("American") with and into the Company pursuant to an Agreement and Plan of Merger dated August 11, 2000, as amended by and between the Company, Hospitality and American, with American continuing as the surviving company.

This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities and Exchange Act of 1934, as amended, to report the results of the Merger. Except as expressly set forth in this Final Amendment, all information in the Transaction Statement remains unchanged.

Item 15. Additional Information.
         ----------------------

         The information set forth in Item 15 of the Transaction Statement is hereby amended and supplemented by including the following information:

         Effective as of the close of business on December 21, 2000, the transactions that are the subject of the Transaction Statement were consummated as previously described in the Transaction Statement, including the exhibits hereto, a Certificate of Merger was filed with the Delaware Secretary of State, the Company was merged with and into American and American's name was changed to BFX Hospitality Group, LLC.

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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


         Dated: December 22, 2000.

                                BFX HOSPITALITY GROUP, LLC, as the surviving company to the Merger



                                By:       /S/ Robert H. McLean
                                       ---------------------------------
                                Name:  ROBERT H. McLEAN
                                Title: President



                                HOSPITALITY CONCEPTS, LLC



                                By:       /S/ Robert H. McLean
                                       ---------------------------------
                                Name:  ROBERT H. McLEAN
                                Title: President



                                MANAGEMENT GROUP



                                        /S/ Robert H. McLean
                                ---------------------------------------
                                ROBERT H. McLEAN



                                        /S/ Walter D. Rogers, Jr.
                                ----------------------------------------
                                WALTER D. ROGERS, JR.



                                        /S/ Hampton Hodges
                                ----------------------------------------
                                HAMPTON HODGES



                                        /S/ Robert Korman
                                ---------------------------------------
                                ROBERT KORMAN

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                                        /S/ Frank J. Milan
                                 ------------------------------------
                                 FRANK J. MILAN



                                        /S/ Terry Kearney
                                 ------------------------------------
                                 TERRY KEARNEY

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                               INDEX TO EXHIBITS

Exhibit Number  Title
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   16(a)(1)     The Definitive Proxy Statement of the Company filed with the
                Securities and Exchange Commission on November 10, 2000 is incorporated herein by reference.

   16(a)(2) Proxy Card (included as an appendix to the Proxy Statement which is incorporated herein by reference).

   16(a)(3) Letter to Stockholders from Robert H. McLean, President of the Company (included as an appendix to the Proxy Statement which is incorporated herein by reference).

   16(a)(4) Notice of Special Meeting of Stockholders (included as an appendix to the Proxy Statement which is incorporated herein by reference).

   16(c)(1) Opinion of Sanders Morris Harris, Inc. dated August 11, 2000 is incorporated herein by reference to Appendix II of the Proxy Statement.

   16(c)(2) Opinion of George K. Baum & Company dated August 11, 2000 is incorporated herein by reference to Appendix III of the Proxy Statement.

   16(c)(3) Amendment to the Opinion of George K. Baum & Company dated October 5, 2000 is incorporated herein by reference to Appendix III of the Proxy Statement.

   16(c)(4) Materials presented to the Board of Directors in connection with the fairness opinion of Sanders Morris Harris, Inc. dated August 11, 2000 are incorporated herein by reference to Exhibit 16(c)(4) to Amendment No. 2 to the Schedule 13E-3 dated October 11, 2000 .

   16(c)(5) Materials presented to the Board of Directors in connection with the fairness opinion of George K. Baum & Company dated August 11, 2000 are incorporated herein by reference to Exhibit 16(c)(5) to Amendment No. 2 to the Schedule 13E-3 dated October 11, 2000.

   16(d)(1) Form of Agreement and Plan of Merger by and among Hospitality Concepts, LLC, American Hospitality, LLC and BFX Hospitality Group, Inc. dated August 11, 2000 is incorporated herein by reference to Appendix I of the Proxy Statement.

   16(d)(2) Form of First Amendment to Agreement and Plan of Merger by and among Hospitality Concepts, LLC, American Hospitality, LLC and BFX Hospitality Group, Inc. dated October 30, 2000 is incorporated herein by reference to Appendix I of the Proxy Statement.

   16(e) The information set forth under the heading "The Merger and Related Special Factors" is incorporated herein by reference.

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   16(f)        A copy of Section 262 of the Delaware General Corporation
                Law is attached to the Proxy Statement as Appendix IV and is incorporated herein by reference.

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